SEC

17008722

Mail Processing Section

MAR 01 2017

Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. O'Brien Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza Suite 1200

(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward H. Keiley (312)-373-5000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

17285 Weest 132nd Street Suite 220	Overland Park	Kansas	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Edward H. Keiley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.J. O'Brien Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer and FINOP

Title

Notary Public

COUNTY OF COOK
STATE OF ILLINOIS
February 27, 2017

OFFICIAL SEAL
LUCILLE M. CARAVETTE
Notary Public - State of Illinois
My Commission Expires 5/13/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.J. O'BRIEN SECURITIES, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2016

R.J. O'BRIEN SECURITIES, LLC

TABLE OF CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
R.J. O'Brien Securities, LLC

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of R.J. O'Brien Securities, LLC's financial statements. The information in Schedule I is the responsibility of R.J. O'Brien Securities, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2017

R.J. O'BRIEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2016

ASSETS

Cash	$	85,923
Firm Investments, at fair value		25,000
Deposit with clearing firm		250,000
Prepaid expenses		650
Total Assets	$	361,573

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	18,098
Payable to affiliates		251,116
Total liabilities		269,214
Member's equity		92,359
Total Liabilities and Member's Equity	$	361,573

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2016

Revenues:		
Selling commission	$	4,664
Interest		62
Total revenue		4,726
Expenses:		
Operating expenses		21,359
Professional fees		33,052
Total expenses		54,411
Net Loss	$	(49,685)

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance, December 31, 2015	$	42,044
Capital contributions		100,000
Net loss		(49,685)
Balance, December 31, 2016	$	92,359

The accompanying notes are an integral part of these financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows from operating activities	
Net loss	$ (49,685)
Adjustments to reconcile net loss to net cash	
provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in deposit with clearing firm	(250,000)
Decrease in due from affiliates	1,309
Increase in payable to affiliates	251,116
Increase in prepaid expenses	(49)
Increase in accounts payable and accrued expenses	6,309
Net cash used by operating activities	(41,000)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital Contribution from Parent	100,000
Net cash provided (used) by financing activities	100,000
Net increase in cash	59,000
Cash at beginning of period	26,923
Cash at end of period	$ 85,923

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a single-member Delaware limited liability company.

Organization

The Company, a wholly-owned subsidiary of RJO Holdings Corp. (the "Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is to serve as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. Also, the Company plans to offer options give up execution arrangements to institutional clients beginning in 2017. In addition, the Company does not carry any margin accounts and does not hold funds or securities for customers. The Parent makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment assets and liabilities of the Company are measured and reported at fair value.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2016.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to five years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale of units in the RJO Global Trust, a commodity pool administrated by an affiliated entity. Selling commissions are reflected in the period in which assets are raised for the affiliate.

The Company accrues interest on its investments in the period when earned.

Note 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2016, the Company had an amount due to R.J. O'Brien & Associates, LLC (an affiliate) of $1,116 which was primarily for certain shared expenses in accordance with an Expense Sharing Agreement dated July 12, 2007. The Agreement provides for R.J. O'Brien & Associates, LLC to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company also has an amount payable to RJO Holdings (parent company) of $250,000. This payable is directly a result of funding from the Parent company due to the need to fund a clearing deposit of $250,000 with Convergex.

The Company and its affiliates are related parties under common control of the Parent and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Net Capital

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $17,948 at December 31, 2016, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2016, the Company had net capital of $91,209, which was $73,261 in excess of its required net capital and its ratio of indebtedness to net capital was 2.95 to 1.

Note 4 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under section k(2)(i) on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

Note 5 - Fair Value Measurements

The Company has established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. The three levels are defined as follows:

Level 1 – quoted prices in active markets are available for identical assets or liabilities as of the reported date.

Note 5 - Fair Value Measurements, continued

Level 2 – quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

Level 3 – prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have active markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

An asset's or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Company's investments consist of a money market mutual fund and are valued under the market approach through the use of unadjusted quoted market prices available in an active market and are classified within Level 1 of the valuation hierarchy.

There were no transfers into or out of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the year ended December 31, 2016. The Company did not hold any financial liabilities measured at fair value at December 31, 2016.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2016

R.J. O'BRIEN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$	92,359
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		92,359
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		650
Net capital before haircuts on securities positions		91,709
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		500
Net capital	$	91,209

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		18,098
Payable to affiliates	$	251,116
Total aggregate indebtedness	$	269,214

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$17,948
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$17,948
Net capital in excess of required minimum	$ 73,261
Net capital less greater of aggregate indebtedness or 120% of minimum net capital	$64,288
Ratio: Aggregate indebtedness to net capital	2.95 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2016

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
R.J. O'Brien Securities, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) R.J. O'Brien Securities, LLC (the "Company") identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2017

MANAGEMENT'S EXEMPTION REPORT

R.J. O'Brien Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

R.J. O'Brien Securities, LLC

I, Edward Keiley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: FINOP and Chief Financial Officer

February 03, 2017